Form 6-K
___________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
Commission File Number: 001-33036

Mindray Medical International Limited
Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan,
Shenzhen 518057
People’s Republic of China

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
      Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
      ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
      ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
      Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Mindray Medical International Limited
Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
EX-99.1 PRESS RELEASE DATED NOV 16, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

	By:	/s/ Joyce I-Yin Hsu

	Name:	Joyce I-Yin Hsu
	Title:	Chief Financial Officer

Date: November 16, 2006

Exhibit 99.1
Mindray Medical International Limited Announces Third Quarter 2006 Results
Financial Summary for the three months ended September 30, 2006
•	Net revenues of RMB360.9 million (US$45.7 million), up 21.6% year-over-year
•	Net income of RMB91.0 million (US$11.5 million), up 131.0% year-over-year
•	Basic earnings per share of RMB1.07 (US$0.14), up 256.7% year-over-year
•	Diluted earnings per share of RMB0.94 (US$.012), up 213.3% year-over-year
(Shenzhen, China, November 16, 2006) Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices, announced its financial results for the three months ended September 30, 20061.
Third quarter net revenues in 2006 were RMB360.9 million (US$45.7 million), a 21.6% increase from net revenues of RMB296.9 million in the third quarter of 2005. Gross profit for the third quarter of 2006 was RMB201.1 million (US$25.4 million), a 25.6% increase from RMB160.1 million in the third quarter of 2005. Net income for the third quarter of 2006 was RMB91.0 million (US$11.5 million), a 131.0% increase from RMB39.4 million in the third quarter of 2005. For the three months ended September 30, 2006, basic and diluted earnings per share were RMB1.07 (US$0.14) and RMB0.94 (US$ 0.12)2, respectively.
“This was a good quarter,” said Xu Hang, Chairman and Co-Chief Executive Officer of Mindray. “Our overall performance reflects continued progress and momentum in all three of our business segments, particularly in our diagnostic laboratory instruments and ultrasound imaging systems segments. Our business segments delivered solid year-over-year revenue and earnings growth in a business environment that was more challenging than the first half of the year. Regulatory issues made this quarter particularly challenging from an operational perspective, due to the on-going anti-corruption campaign targeted at the healthcare industry by the Chinese government as well as delays in the State Food and Drug Administration (or “SFDA”) registration for our new products, as we disclosed in our IPO prospectus. Even so, year-over-year trends remained positive, which we believe is a testament to the continued success of our business model and growth initiatives.”

[1]	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2006 and nine months ended September 30, 2006 were made at the noon buying rate in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of September 29, 2006, which was RMB 7.9040 to US$1.00. Mindray makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case maybe, at any particular rate or at all.

[2]	All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

New Product Highlights
In September 2006, we received relevant SFDA product registrations and formally launched several new products including DC-6, our first color Doppler ultrasound imaging systems and BC-5500, a five-part differential hematology analyzer. In addition, in October 2006, we introduced the Beneview series of patient monitoring devices, our high-end patient monitors.
Revenue Analysis
Net revenues of RMB360.9 million (US$45.7 million) for the third quarter of 2006 were up RMB64.0 million (US$8.1 million), representing an increase of 21.6% from the same period in 2005. This revenue comparison includes the negative impact from the current slowdown in hospital procurement in China’s domestic market as a result of on-going anti-corruption campaign targeted at the healthcare industry and delays in product launches resulting from changes in China’s SFDA regulatory approval processes. As previously contemplated in our IPO prospectus (available at http://www.sec.gov/edgar.shtml), these factors had an adverse impact on our net revenues in the third quarter of 2006. Net revenues for the nine months ended September 30, 2006, were RMB1,037.6 million (US$131.3 million), representing a 41.4% increase from the same period in 2005.
Net Segment Revenues3
Growth in all three of our business segments contributed to an increase of our total net segment revenues year-over-year. Stronger growth in our diagnostic laboratory instruments and ultrasound imaging systems segments contributed to an increase in the percentage of total net segment revenues attributable to these segments and a corresponding decrease in the share of total net segment revenues attributable to patient monitoring devices.
Third quarter 2006 net revenues in our patient monitoring devices segment grew 11.7% to RMB139.5 million (US$17.7 million) from the same period in 2005. The percentage contribution of patient monitoring devices to our total net segment revenues fell from 43.8% in the third quarter of 2005 to 39.2% in the third quarter of 2006. Net segment revenues for the nine months ended September 30, 2006, were RMB411.1 million (US$52.0 million), or 20.0% increase from the same period in 2005.
Third quarter 2006 net revenues in our diagnostic laboratory instruments segment increased 45.3% to RMB113.3 million (US$14.3 million) from RMB78.0 million in the third quarter of 2005. Net revenues from the diagnostic laboratory instruments segment grew to a share of 31.8% of our total net segment revenues in the third quarter of 2006 from a share of 27.3% in the corresponding quarter in 2005. Net segment revenues for

[3]	The accounting policies underlying the financial information for the segmental reportings are based primarily on statutory accounting requirements in the PRC.

the nine months ended September 30, 2006, were RMB303.8 million (US$38.4 million), or 66.5% increase from the same period in 2005.
Third quarter 2006 net revenues in our ultrasound imaging systems segment increased 24.9% to RMB97.6 million (US$12.4 million) from RMB78.3 million in the third quarter of 2005. The percentage contribution of net revenues from the ultrasound imaging systems segment was 27.4% of total net segment revenues in the third quarter of 2006 compared to 27.4% in the corresponding quarter in 2005. Net segment revenues for the nine months ended September 30, 2006, were RMB298.0 million (US$37.7 million), or 73.9% increase over the same period in 2005.
Net Revenues by Geographic Region
For the first time in any quarter, our net revenues generated in international markets exceeded net revenues generated in China. Net revenues generated in international markets in the third quarter of 2006 increased by 38.9% to RMB188.2 million (US$23.8million) from RMB135.5 million in the third quarter of 2005. Net revenues generated in international markets for the nine months ended September 30, 2006, were RMB484.0 million (US$61.2 million), or 58.6% increase from the same period in 2005. Net revenues generated in China in the third quarter of 2006 increased by 7.0% to RMB172.7 million (US$21.8 million) from RMB161.4 million in the corresponding period of previous year. Net revenues generated in China for the nine months ended September 30, 2006, were RMB553.6 million (US$70.0 million), representing a 29.2% increase from the same period in 2005.
Gross Margins
The consolidated gross margin for the third quarter of 2006 was 55.7%, compared to 53.9% gross margin reported in the third quarter of 2005, primarily due to margin improvements in our ultrasound imaging systems segment, which were partially offset by the elimination of the value-added tax refunds on embedded self-developed software previously available to us, which contributed an additional RMB9.1 million to the consolidated gross profits during the third quarter of 2005. For the nine months ended September 30, 2006, the consolidated gross margin was 55.0%, compared to 54.8% gross margin reported during the same period in 2005. The consolidated gross margin excluding the impact of VAT refunds would have been 52.5% for the third quarter of 2005 and 53.4% for the nine months ended September 30, 2005.
Operating Expenses
Selling expenses for the third quarter of 2006 were RMB49.5 million (US$6.3 million), representing a sequential decrease of 11.4% from the second quarter of 2006 and an increase of 51.6% from the third quarter of 2005. As a percentage of total net revenues, selling expenses decreased to 13.7% from 15.6% in the second quarter of 2006 and increased from 11.0% in the third quarter of 2005. Selling expenses for the nine months ended September 30, 2006 were RMB149.4 million (US$18.9 million), representing an increase of 46.4% from the same period in 2005.
General and administrative expenses for the third quarter of 2006 were RMB18.2 million (US$2.3 million), representing a sequential increase of 25.5% from the second quarter of 2006 and a decrease of 69.0% from the same quarter in 2005. As a percentage of total net revenue, general and administrative expenses increased to 5.0% from 4.0% in the second quarter of 2006. However, those expenses constituted 19.8% of net revenues in the third quarter of 2005. The proportionate decline on a year-over-year basis reflects decreases in share-based compensation expenses. General and administrative expenses for the nine months ended September 30, 2006 were RMB43.1 million (US$5.5 million), representing a decrease of 55.3% from the same period in 2005.
Research and development expenses for the third quarter in 2006 were RMB36.5 million (US$4.6 million), representing a 6.0% increase from the second quarter of 2006 and a 53.0% increase from the corresponding quarter in 2005. Consistent with our plan to annually invest approximately 10% of our net revenues in research and development activities, our research and development expenses increased from 8.0% of net revenues in the third quarter of 2005 to 10.1% in the third quarter of 2006. Research and development expenses for the nine months ended September 30, 2006 were RMB103.2 million (US$13.1 million), representing an increase of 43.3% from the same period in 2005.
Total share-based compensation expenses, which were allocated to related operating expenses, decreased to RMB9.3 million (US$1.2 million) in the third quarter of 2006 from RMB44.6 million in the third quarter of 2005. For the nine months ended September 30, 2006, total share-based compensation expenses were RMB19.5 million (US$2.5 million), compared to RMB70.9 million reported during the same period in 2005.
Net income for the third quarter of 2006 was RMB91.0 million (US$11.5 million), a 131% increase from RMB39.4 million in the third quarter of 2005. For the nine months ended September 30, 2006, net income was RMB255.8 million (US$32.4 million), representing a 142.2% increase from the same period in 2005. For the third quarter of 2006, basic and diluted earnings per share2 for the quarter were RMB1.07 (US$0.14) and RMB0.94 (US$ 0.12), respectively. For the nine months ended September 30, 2006, basic and diluted earnings per share2 were RMB3.17 (US$0.40) and RMB2.80 (US$ 0.35), respectively.
Conference Call and Webcast
The management team will conduct a conference call to discuss our results, outlook and related matters on Thursday, November 16, 2006 at 8:00 a.m. Eastern Time. Members of the public who would like to listen to the conference call should dial 1-866-206-7204 (U.S. domestic) and 1-703-639-1114 (International). The number should be dialed at least 10 minutes prior to the start of the conference call. The passcode for the conference call is “Mindray”. The conference call will also be accessible as an audio webcast through the Investor Relations section of our web site (www.mindray.com). There is no charge to access the call. For those unable to listen to the live broadcast, a replay will be available on our web site for three months after the event. A telephone replay will also be available two hours after the call through November 17, 2006. Members of the public who would like to listen to a replay of conference call should dial 1-888-266-2081 (U.S. domestic) and 1-703-925-2533 (International). The passcode for the telephone replay is “141369”. Please direct any questions regarding obtaining access to the conference call to Christensen at mhossain@ChristensenIR.com.
About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring devices, diagnostic laboratory instruments, and ultrasound imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and services offices in China, as well as sales and services offices in Boston, Istanbul, London and Vancouver.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the continued success of our business model and growth initiatives. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our IPO prospectus filed with the Securities and Exchange Commission on September 27, 2006. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of our IPO prospectus. Our results of operations for the third quarter of 2006 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

For further information, contact:
Investor Relations
Mindray Medical International Limited
Tel: +86-755–2658-2518
E-mail: IR@mindray.com
Mahboob Hossain
Christensen
Tel: 1-480-614-3000
E-mail: mhossain@ChristensenIR.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,			Nine months ended September 30,
	2005	2006	2006	2005	2006	2006
	RMB	RMB	US$	RMB	RMB	US$
(unaudited)	(In thousands, except share and per share data)			(In thousands, except share and per share data)
Net revenues	296,864	360,859	45,655	733,640	1,037,624	131,278
Cost of revenues	(136,740)	(159,758)	(20,212)	(331,632)	(467,088)	(59,095)

Gross profit	160,124	201,101	25,443	402,008	570,536	72,183

Selling expenses	(32,620)	(49,467)	(6,258)	(102,047)	(149,442)	(18,907)
General and administrative expenses	(58,604)	(18,237)	(2,307)	(96,354)	(43,102)	(5,453)
Research and development expenses	(23,857)	(36,497)	(4,618)	(72,004)	(103,175)	(13,054)
Other general expenses	—	23	3	—	23	3

Operating income	45,043	96,923	12,263	131,603	274,840	34,772

Other income, net	7	(1,707)	(216)	714	(1,468)	(186)
Interest income	243	2,336	296	854	8,878	1,123
Interest expense	(422)	(48)	(6)	(1,623)	(327)	(41)

Income before income taxes and minority interests	44,871	97,504	12,336	131,548	281,923	35,668
Provision for income taxes	(5,464)	(6,458)	(817)	(11,913)	(19,649)	(2,486)
Minority interests	—	—	—	1	(6,456)	(817)

Net Income	39,407	91,046	11,519	119,636	255,818	32,366

Deemed dividend on issuance of convertible redeemable preferred shares at a discount	(14,031)	—	—	(14,031)	—	—

Income attributable to ordinary shareholders	25,376	91,046	11,519	105,605	255,818	32,366

Basic earnings per share	0.30	1.07	0.14	1.24	3.17	0.40

Diluted earnings per share	0.30	0.94	0.12	1.24	2.80	0.35

Shares used in the computation of:
Basic earnings per share	83,916,315	85,276,860	85,276,860	85,297,806	80,777,302	80,777,302

Diluted earnings per share	84,887,781	96,913,296	96,913,296	85,297,806	91,314,023	91,314,023

	Three months ended September 30,			Nine months ended September 30,
	2005	2006	2006	2005	2006	2006
(unaudited)	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Share-based compensation charges incurred during the period related to:

Cost of revenues	—	190	24	268	426	54
Selling expenses	—	2,218	281	8,576	5,555	703
General and administrative expenses	44,594	4,266	540	59,014	8,749	1,107
Research and development expenses	—	2,653	336	3,071	4,783	605

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS

	As at December 31, 2005	As at September 30, 2006 (unaudited)

	RMB	RMB	US$
	(In thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	446,143	291,095	36,829
Restricted cash	7,727	—	—
Accounts receivable, net	71,330	71,066	8,991
Offering Proceeds Receivable	—	1,254,625	158,733
Inventories	105,422	125,056	15,822
Value added tax receivables	12,963	—	—
Other receivables	13,987	19,826	2,508
Prepayments and other	17,134	16,567	2,096
Deferred tax assets	406	1,701	215

Total current assets	675,112	1,779,936	225,194
Loans to employees	8,460	5,981	757
Long-term investments	—	104,480	13,219
Other assets	2,020	2,020	256
Property, plant and equipment, net	152,489	177,142	22,412
Land use right	2,639	2,539	321
Deferred tax assets	115	29	4
Goodwill	—	279,650	35,381

Total assets	840,835	2,351,777	297,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	17,153	43,170	5,462
Accounts payable	62,809	65,049	8,230
Customers’ deposits	29,827	26,826	3,394
Salaries payables	43,653	44,867	5,676
Other taxes payable	5,086	3,642	461
Other payables	8,862	10,491	1,327
Accrued professional expenses	11,555	22,680	2,869
Accrued other expenses	9,908	24,339	3,079
Advance subsidies	14,500	17,400	2,201
Income taxes payable	2,928	6,723	851

Total current liablilies	206,281	265,187	33,551

Commitment and contingencies
Minority interests	37,596	10	1

Mezzanine equity:
Convertible redeemable preferred shares	325,389	—	—

Shareholders’ equity:
Ordinary shares	79	110	14
Additional paid-in capital	45,773	1,928,396	243,977
Retained earnings	225,717	158,074	19,999

Total shareholders’ equity	271,569	2,086,580	263,990

Total liabilities and shareholders’ equity	840,835	2,351,777	297,543

EXHIBIT 3:
MINDRAY MEDICAL INTERNATIONAL LIMITED
GEOGRAPHIC DATA
(UNAUDITED)

	3Q2005		4Q2005		1Q2006		2Q2006		3Q2006
	RMB’000	% of Rev	RMB’000	% of Rev	RMB’000	% of Rev	RMB’000	% of Rev	RMB’000	USD’000	% of Rev
China	161,352	54.4%	198,578	57.6%	184,983	58.1%	195,952	54.7%	172,683	21,848	47.9%
Other Asia	55,789	18.8%	47,454	13.8%	40,031	12.6%	46,641	13.0%	55,811	7,061	15.5%
Europe	41,717	14.1%	58,355	16.9%	49,224	15.5%	65,021	18.1%	55,596	7,034	15.4%
North America	10,897	3.7%	22,958	6.7%	22,644	7.1%	21,949	6.1%	37,677	4,767	10.4%
Other	27,109	9.1%	17,588	5.1%	21,463	6.7%	28,856	8.1%	39,092	4,946	10.8%
Total Net Revenues	296,864	100.0%	344,933	100.0%	318,345	100.0%	358,419	100.0%	360,859	45,655	100.0%
EXHIBIT 4:
MINDRAY MEDICAL INTERNATIONAL LIMITED
SEGMENT DATA (UNAUDITED)

	3Q2005		4Q2005		1Q2006		2Q2006		3Q2006
	Net Segment Revenues	% of Total	Net Segment Revenues	% of Total	Net Segment Revenues	% of Total	Net Segment Revenues	% of Total	Net Segment Revenues		% of Total
	RMB’000		RMB’000		RMB’000		RMB’000		RMB’000	USD’000
Patient Monitoring Devices	124,937	43.8%	153,796	46.2%	129,553	41.0%	142,018	40.0%	139,524	17,652	39.2%
Diagnostic Laboratory Instruments	77,958	27.3%	80,713	24.3%	82,141	26.0%	108,313	30.5%	113,296	14,334	31.8%
Ultrasound Imaging System	78,257	27.4%	92,973	27.9%	100,343	31.8%	99,957	28.2%	97,628	12,352	27.4%
Other	4,112	1.4%	5,262	1.6%	3,728	1.2%	4,538	1.3%	5,841	739	1.6%
Total Net Segment Revenues[1]	285,264	100.0%	332,744	100.0%	315,765	100.0%	354,826	100.0%	356,289	45,077	100.0%

1   The accounting policies underying the financial information for the segmental reportings are based primarily on statutory accounting requirements in the PRC.

Exhibit 5:
MINDRAY MEDICAL INTERNATIONAL LTD

	For the three months ended,
(unaudited)	9/30/2005	12/31/2005	3/31/2006	6/30/2006	9/30/2006	9/30/2006
	RMB	RMB	RMB	RMB
	(In thousands, except share and per share data)
Statement of Operations Data:
Net revenues	296,864	344,933	318,345	358,420	360,859	45,655
Cost of revenues	(136,740)	(161,694)	(154,459)	(152,872)	(159,758)	(20,212)

Gross profit	160,124	183,239	163,886	205,548	201,101	25,443
Operating expenses:
Selling expenses	(32,620)	(44,452)	(44,110)	(55,865)	(49,467)	(6,258)

General and administrative expenses	(58,604)	(15,728)	(10,353)	(14,512)	(18,237)	(2,307)

Research and development expenses	(23,857)	(34,144)	(32,250)	(34,428)	(36,497)	(4,618)

Other general expenses	—	—	—	—	23	3

Operating income	45,043	88,915	77,173	100,743	96,923	12,263

Other income, net	7	8,496	241	(1)	(1,707)	(216)
Interest income	243	3,000	3,269	3,273	2,336	296
Interest expense	(422)	(396)	(123)	(156)	(48)	(6)

Income before income taxes and minority interests	44,871	100,015	80,560	103,859	97,504	12,336

Provision for income taxes	(5,464)	(6,153)	(5,701)	(7,490)	(6,458)	(817)
Minority interests	—	(8,409)	(6,456)	—	—	—

Net income	39,407	85,453	68,403	96,369	91,046	11,519

Deemed dividend on issuance of convertible redeemable preferred shares at a discount	(14,031)	—	—	—	—	—

Income attributable to ordinary shareholders	25,376	85,453	68,403	96,369	91,046	11,519

Basic earnings per share	0.30	1.13	0.91	1.18	1.07	0.14

Diluted earnings per share	0.30	1.13	0.80	1.05	0.94	0.12

Shares used in computation of:
Basic earnings per share	83,916,315	75,350,054	75,350,054	81,595,905	85,276,860	85,276,860

Diluted earnings per share	83,916,315	75,350,054	85,425,031	91,477,498	96,913,296	96,913,296

	9/30/2005	12/31/2005	3/31/2006	6/30/2006	9/30/2006	9/30/2006
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
	(unaudited)	(audited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	357,902	446,143	523,704	212,875	291,095	36,829
Accounts Receivable	50,179	71,330	78,278	66,555	71,066	8,991
Inventories	118,378	105,422	136,710	120,659	125,056	15,822
Working capital(1)	379,631	468,831	395,174	204,554	1,514,749	191,643
Total assets	736,771	840,835	954,515	1,021,911	2,351,777	297,543

Notes and accounts payable	75,316	79,962	128,225	99,531	108,219	13,692
Total liabilities	196,020	206,281	394,067	262,795	265,187	33,551

Minority interests	29,187	37,596	29,020	10	10	1
Mezzanine equity	325,389	325,389	325,389	289,867	—	—
Total shareholders’ equity	186,175	271,569	206,039	469,239	2,086,580	263,990

Total liabilities and shareholders’ equity	736,771	840,835	954,515	1,021,911	2,351,777	297,543

(1)   Working capital is equal to current assets less current liabilities